UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-58295

MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan

(Exact name of registrant as specified in its charter)

c/o First Financial Bancorp.
255 East Fifth Street, Suite 700
Cincinnati, Ohio 45202

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests under the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

Pursuant to the requirements of the Securities Exchange Act of 1934, MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan, by First Financial Bancorp., as successor to MainSource Financial Group, Inc., plan sponsor, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan

		By:	First Financial Bancorp., as successor by merger to MainSource Financial Group, Inc., plan sponsor

Date:	April 13, 2018	By:	/s/ Archie M. Brown Jr.
Archie M. Brown Jr.
President and CEO

* Effective April 1, 2018, MainSource Financial Group, Inc., an Indiana corporation (“MainSource”), merged with and into First Financial Bancorp., an Ohio corporation (“First Financial”), with First Financial as the surviving corporation. On April 2, 2018, Post-Effective Amendment No. 1 to Form S-8 Registration Statement No. 333-58295 was filed with the Securities and Exchange Commission to remove from registration any and all securities of MainSource registered but unsold, which were offered under the MainSource Financial Group, Inc. 401(k) and Employee Stock Ownership Plan (the “Plan”). Accordingly, this Form 15 is being filed to report the suspension of the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.